HAND & HAND

a professional corporation

24 Calle de la Luna

San Clemente, California 92673

(9490 489-2400

facsmile (949) 489-0034

jehu@jehu.com

November 2, 2010

H. Christopher Owings

Securities & Exchange Commission

450 Fifth Street, N.W., Mail Stop 0304

Washington, DC 20549

Re:

Pacific Land and Coffee Corporation (the “Company”)

Revised Preliminary Schedule 14C

Filed October 12, 2010

Form 10-K/A for Fiscal Year Ended March 31, 2009

Filed October 12, 2010

Form 10-K/A for Fiscal Year Ended March 31, 2010

Filed October 12, 2010

File No. 000-30595

Dear Mr. Owings:

Your comments are reproduced below together with our response.

1.

We note your response and revisions to prior comment one of our letter dated October 5, 2010 and your indication that the reference to 50,000,000 shares of Common Stock "assists the stockholders in understanding the Company's capital structure."  Your response seems inconsistent with your response to prior comments five or six to our letter dated July 26, 2010 where you state that you "do not intend to increase the number of authorized shares."  If your board of directors and majority of shareholders have since determined to increase the number of authorized shares, please revise your information statement to reflect this action and add a separate discussion of this matter in your information statement.  Refer to prior comments five and six of our letter dated July 26, 2010.  Alternatively, please revise your reference to 50,000,000 shares of Common Stock as previously requested.

Complied.

2.

We note your response to prior comment two of our letter dated October 5, 2010.  We also note that you have identified the framework under which you evaluated your internal control over financial reporting, however, you have not actually provided an effectiveness determination as to your internal controls over financial reporting.  Instead, your disclosure appears to address only the effectiveness of your disclosure controls and procedures.  Therefore, we re-issue our prior comment; please revise to provide all the elements required for management's annual report on internal control over financial reporting in accordance with Item 308T(a) of Regulation S-K.

Complied.

Very truly yours,

Jehu Hand

JH:kp